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Norske Skog Canada Limited
16th Floor, 250 Howe Street                                        [LOGO]
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4961



NEWS RELEASE                                                    NORSKE CANADA


April 2, 2003


NORSKECANADA INCLUDED IN FTSE4GOOD INDICES


VANCOUVER, BC -- NorskeCanada has been included in the FTSE4Good socially responsible investment indices following a review of its corporate practices.

The FTSE4Good indices provide investors with a tool to measure the performance of companies that meet globally accepted international standards of corporate responsibility and to facilitate investment in those companies.

William Oulton, deputy chief executive of the FTSE Group, notified the company that it had been accepted for inclusion as the result of an index review conducted in London earlier this month.

"Inclusion in the FTSE4Good indices is a significant achievement for a company and we are looking forward to developing a relationship with NorskeCanada as a valued FTSE4Good constituent," Oulton said.

NorskeCanada president and chief executive officer, Russell J. Horner, said the company's efforts to improve management transparency and its strong commitment to corporate social responsibility and the broader sustainability movement makes good business sense too.

"It's hard to imagine that a company can survive without a strong commitment to these basic values and we are very pleased to be acknowledged for the progress we have made to date," Horner said.

Norske Skog Canada Limited is a broadly-held independent Canadian public corporation that is listed on the Toronto Stock Exchange under the trading symbol NS. The company is North America's third largest uncoated groundwood printing papers company.

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Contact:
Deborah Somerville
Director, Corporate Affairs
604-654-4933